May 21, 2009

Tabatha Akins

Staff Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Pharmaxis Ltd.
Form 20-F for the Year Ended June 30, 2008
Your File No. 000-51505

Dear Ms. Akins:

We are U.S. securities counsel to Pharmaxis Ltd. This letter is being provided to advise that Pharmaxis will submit its response to your letter dated May 14, 2009 by May 29, 2009.

Please call me with any questions.

Yours truly,

/s/
Elizabeth R. Hughes

cc:	Mr. David McGarvey, CFO